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SEC 1344
(2-2002)  Persons who potentially are to respond to the collection of
Previous information contained in this form are not required to respond unless versions the form displays a currently valid OMB control number.
obsolete
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            UNITED STATES                       -------------------------
  SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
        Washington, D.C. 20549                  -------------------------
                                                OMB Number:     3235-0058
             FORM 12b-25                        Expires: January 31, 2005
                                                Estimated average burden
                                                hours per response...2.50

    NOTIFICATION OF LATE FILING                 SEC FILE NUMBER:
                                                CUSIP NUMBER:
           (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR For Period Ended: June 30, 2002
                 ---------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

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 READ INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
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PART I - REGISTRANT INFORMATION

TEAMSTAFF INC.
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Full Name of Registrant


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Former Name if Applicable

300 ATRIUM DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

SOMERSET, NEW JERSEY 08873
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

RIDER ATTACHED.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         DONALD KELLY                      (732)                 732-1700
 ----------------------------------     -----------        ------------------
            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               TEAMSTAFF, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2002               By: /s/ Donald Kelly
     ---------------------------       ----------------------------------------
                                       Name:  Donald Kelly
                                       Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

PART III   Narrative

PART IV.  Other Information                                     TeamStaff, Inc.

The Form 10Q of TeamStaff, Inc. for the quarter ended June 30, 2002 cannot be filed without unreasonable expenses and effort due to its inability to complete the necessary financial information and analysis so as to allow for a complete review of its financial statements with the Audit Committee of the Board and its independent accountants.

Management expects to report the favorable results of the recent settlement of certain outstanding workers' compensation and employer's liability policies for for the period from August 1996 through January 2001 and the settlement of an outstanding litigation brought by TeamStaff against a software vendor. The Company has previously established reserves to provide for anticipated or potential claims which could be brought by the carrier for workers' compensation losses and expenses. Under the terms of the policies, the carrier was entitled to obtain payment from the Company in the event that losses from workers' compensation claims exceeded the amount of payments made by TeamStaff during the policy period. Although the policy periods had expired, under the terms of the policies the carrier could annually assess ongoing loss and claim expenses against TeamStaff until the parties agreed that no further recalculations were required. On August 7, 2002, TeamStaff negotiated a settlement with the insurance carrier whereby the carrier accepted a lump sum final payment with respect to the outstanding obligations under the policies. Management is quantifying and assessing the effect of these two settlements and consulting with its auditors to determine the accounting effects upon the June 30th fiscal quarter. As a result, management is unable at this time to quantify with sufficient certainty its revenue, earnings or income results.

The Company's revenues for the three months ended June 30, 2002 and 2001 were approximately $175,000,000 and $164,000,000 respectively, which represents an increase of $11,000,000 or 6% over the prior fiscal period. For the nine months ended June 30, 2002 and 2001, the Company's revenues were approximately $500,000,000 and $487,000,000 respectively, which represents an increase of $13,000,000 or 3%. Revenue related to TeamStaff's PEO business segment for the three months ended June 30, 2002 grew approximately 12% from the same period last year, as adjusted for the previously disclosed sale of the Company's El Paso based PEO business and the loss of a large customer due to bankruptcy protection.

Management estimates that net income for the quarter ended June 30, 2002, excluding the impact of these settlements and other non-recurring items, will approximate $900,000 or $0.06 per fully diluted share, as compared to $419,000 or $0.05 per fully diluted share for the quarter ended June 30, 2001. Net income for nine months ended June 30, 2002, excluding the impact of the same items mentioned above, will approximate $2,100,000 or $0.13 per fully diluted share, as compared to $1,360,000, or $0.17 per fully diluted share for the nine months ended June 30, 2001. Diluted shares outstanding as of June 30, 2002 increased from 8,320,702 at June 30, 2001, to 16,297,780. The increased shares were due to the BrightLane acquisition in August 2001.

The Report for the fiscal quarter will also include the effects of TeamStaff's acquisition of BrightLane.com, Inc. by way of a merger with a subsidiary of TeamStaff which was completed August 31, 2001. This acquisition was not included in the prior period ended June 30, 2001. Other than payments for fractional shares, the shareholders of BrightLane received an aggregate of 8,066,631 shares (less fractional shares) of TeamStaff's Common Stock in exchange for their BrightLane Common Stock, Series A Preferred, Series B Preferred and Series C Preferred stock. As a result of issuance to the BrightLane shareholders in the transaction, the former BrightLane shareholders received 8,066, 631 shares (prior to reduction for fractional shares). Additionally, effective with the closing, TeamStaff repaid all of its outstanding obligations to its primary lender, FINOVA Capital Corporation, in the amount of $4,499,377 (interest and principal). TeamStaff terminated its lending facilities with FINOVA.

Further, the Report for the quarter ended June 30, 2002 will reflect the implementation of Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. However, early adoption is allowed and the Company has adopted SFAS No. 142 as of October 1, 2001. The Report on Form 10Q for the fiscal quarter June 30, 2001 did not include the results of SFAS 141 or SFAS 142.